UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Nayax Ltd. (the “Company”) has filed a shelf prospectus (the “Shelf Prospectus”) with the Israel Securities Authority (the “ISA”) and the Tel-Aviv Stock Exchange, which was approved by the ISA. The Shelf Prospectus replaces the prior shelf prospectus, which was filed on May 10, 2021 and has expired.

The Shelf Prospectus will be effective for a period of one year, subject to potential extensions, and will enable the Company to raise from time to time funds through offerings and sales of various securities including debt and equity, in Israel, at the discretion of the Company. Any offering will be made pursuant to a supplemental shelf offering report to be filed by the Company, which will describe the terms of the securities being offered and the specific details of each offering.

The Company has not yet made any decision as to any offering of any securities, nor as to the scope, terms or timing of any offering, and there is no certainty that any such offering will be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: August 23, 2023